SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                              TAT Technologies Ltd.

6-K Items

     1. Corrected Press Release re TAT Technologies Announces Payment of Cash Dividend dated April 5, 2006.

                                                                          ITEM 1

Press Release                                      Source: TAT Technologies Ltd.

/C O R R E C T I O N -- TAT Technologies Ltd./

Wednesday April 5, 8:51 am ET

In the news release, "TAT Technologies Announces Payment of Cash Dividend" issued on 4 April 2006 08:26 EST, by TAT Technologies limited (NASDAQ/NMS: TATTF
- News) over PR Newswire, we are advised by a representative of the company that the tax rate and the date in the first paragraph should read "tax of 20% which will be paid on approximately May 30, 2006" rather than "tax of 25% which will be paid on approximately June 6, 2006" as originally issued. Complete, corrected release follows:


             TAT Technologies Announces Payment of Cash Dividend

GEDERA, Israel, April 4 /PRNewswire-FirstCall/ -- TAT Technologies limited (NASDAQ/NMS: TATTF - News) announced today that it will pay a cash dividend to each of its shareholders of record on May 16, 2006. Each shareholder will be entitled to receive $0.20 per share, pre-withholding tax of 20% which will be paid on approximately May 30, 2006. The Company believes that its capital resources are sufficient to continue to expand and grow its business after the payment of this dividend to its shareholders, which will total approximately $1,209,000.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as APU's, Landing Gears, Propellers, Pumps, Valves, Power Systems, Turbines, etc.

    Contact:
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    011-972-8-859-5411

------


TAT Technologies Announces Payment of Cash Dividend

GEDERA, Israel, April 4 /PRNewswire-FirstCall/ -- TAT Technologies limited (NASDAQ/NMS: TATTF - News) announced today that it will pay a cash dividend to each of its shareholders of record on May 16, 2006. Each shareholder will be entitled to receive $0.20 per share, pre-withholding tax of 25% which will be paid on approximately June 6, 2006. The Company believes that its capital resources are sufficient to continue to expand and grow its business after the payment of this dividend to its shareholders, which will total approximately $ 1,209,000.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as APU's, Landing Gears, Propellers, Pumps, Valves, Power Systems, Turbines, etc.

    Contact:
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    011-972-8-859-5411

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: April 5, 2006